August 18, 2010

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention: Daniel Morris

Re: Ultratech, Inc. Form 10-K for fiscal year ended December 31, 2009 Filed March 1, 2010 Form 10-Q for the quarterly period ended March 31, 2010 File No. 0-22248

Dear Mr. Morris:

We have reviewed your June 30, 2010 comment letter with respect to the Form 10-K and Form 10-K/A that Ultratech, Inc. (the “Company”) filed for the fiscal year ended December 31, 2009. We also discussed your comments with our independent counsel in order to provide you with as comprehensive a response as possible. Our specific response to each of your two comments is set forth below in the order in which you presented them in your comment letter.

1.	Item 11. Executive Compensation, page 63

We refer to your disclosure under the caption “Elements of Compensation.” Your disclosure should clearly explain how your incentive awards are specifically structured around company performance goals and individual objectives. It is not clear how you calculate the long-term component of your incentive compensation. Please note that you are required to disclose quantitative goals, except to the extent that they may b[e] omitted pursuant to Instruction 4 of Item 402(b). Additionally, please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). Confirm that you will revise in future filings to clearly describe your long-term incentive plan.

We respectfully refer you to pages 6-14 and specifically pages 8-9 in our Form 10-K/A filed on April 29, 2010 for a detailed description of the quantitative performance goals for the Company’s annual cash compensation plan for the 2009 and 2010 fiscal years. The bonus amount earned by executives under this plan is tied solely to these financial objectives and has no qualitative measures.

In future filings the Company will make it clear that the annual incentive bonus is tied solely to the Company performance metrics established by the Compensation Committee for the fiscal year and disclosed in the CD&A for that year.

The second component of incentive compensation consists of long-term equity awards in the form of stock options and restricted stock units. The size of the individual equity awards made to the named executive officers (as measured in terms of grant-date fair value) is not based on the attainment of any specific Company performance goals or the achievement of any individual goals. Accordingly, in future filings the Company will also make it clear that:

(i) There are no performance metrics or individual goals established by the Compensation Committee to serve as the measure for sizing the individual equity awards made to the named executive officers.

(ii) It is the practice of the Compensation Committee to work with its independent consultant each year in compiling relevant market data to determine the appropriate sizing of the awards based on the Compensation Committee’s policy, as set forth at the bottom of page 6 and top of page 7 of the Form 10-K/A, of targeting the total direct compensation of the Company’s Chief Executive Officer at or above the 75th percentile of such market data and at approximately the 50th percentile for the other executive officers.

(iii) The Compensation Committee reserves complete discretion to size each individual equity award as it thinks appropriate and may depart from the market data percentiles as individual circumstances warrant.

2.	Form 10-K/A. Page 17

We refer to your disclosure under the caption “Annual Incentive Cash Compensation” on page 17 of the Form 10-K/A filed on April 29, 2010. Please tell us how you will calculate “appropriate interpolation” if any goal is attained at a level higher than the Tier III level. In addition, please confirm that you will include a discussion of this calculation in future filings.

We did not find your cited reference to “appropriate interpolation” on page 17 of the Form 10-K/A. We thought that the language that does appear on pages 17 and 18 of the Form 10-K/A adequately addressed the interpolation concept. The relevant language that appears on those pages is as follows:

“If the actual level of goal attainment were between any two designated levels up to the target level, the potential bonus with respect to that goal would be interpolated on a straight line basis between those two levels. If the level of goal attainment were above the target level, then the bonus potential with respect to that goal would increase based on the same slope that existed between that level and the immediately preceding level.”

The interpolation concept was also addressed on page 9 of the CD&A portion of the Form 10-K/A with the following language:

“If the Company’s operating income or revenue goal for the 2009 fiscal year exceeded the Tier III level, then the bonus potential for that goal would increase in accordance with the same slope that existed between the Tier II and Tier III levels.”

On page 10 of the CD&A portion of the Form 10-K/A there is a reference to “appropriate interpolation” in connection with the discussion of the potential bonus payable for the 2010 fiscal year in the event that performance goal attainment were above the Tier III level. That language was meant to serve as a short-hand reference to the same interpolation concept quoted above that appeared earlier on page 9 of the CD&A with respect to the 2009 fiscal year bonus plan.

Accordingly, the same interpolation methodology would be used for both the 2009 and 2010 performance goals. For example, the differential between the Tier II and Tier III revenue levels for 2010 is $19 million ($153 million - $134 million), and there are 25 basis points of target bonus assigned to that differential (1.0 - .75). If actual revenue for the 2010 fiscal year were $142.5 million, then the bonus factor for that component would be .875x - —the midpoint between the two tiers, and that factor would accordingly be applied to the portion of the target bonus tied to the revenue metric. The same process would apply for revenue in excess of the $153 million Tier III level. For the next $19 million of revenue in excess of the $153 million Tier III level, an additional 25 basis point of target bonus could be earned on an extrapolated basis between $153 million and $172 million. Accordingly, if actual revenue for 2010 fiscal year were $161.5 million, the bonus multiple assigned to that excess would be 1.125x.—the midpoint between 1x and 1.25 x, and that factor would be applied to the portion of the target bonus tied to 2010 fiscal year revenue. The same process would be repeated for each additional $19 million of excess revenue.

In future filings, we will make it clear in all instances that the extrapolation for performance above Tier III level will be based on the same slope that applies to the interpolation between Tier II and Tier III level performance. In addition, we will provide an example of extrapolation for performance above the Tier III level.

As part of our response, we also acknowledge the following:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”).

(ii) The comments of the staff of the Commission or the changes to disclosure in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert the comments of the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find that the foregoing response and commitments have addressed your comments satisfactorily. Please contact us should you require any additional information.

Very truly yours,

/s/ BRUCE R. WRIGHT
Bruce R. Wright

Title:	Senior Vice President, Finance
Chief Financial Officer and Secretary